Mail Stop 3561

October 31, 2006

Charles Sander, President
Catcher Holdings, Inc.
39526 Charlestown Pike
Hamilton, VA 20158-3322

    RE: **Catcher Holdings, Inc. ("the company")**
          Amendment No. 3 to Registration Statement
          on Form SB-2
          Filed October 10, 2006
          File No. 333-133579

Dear Mr. Sander:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

Please update the disclosure for the events reported in your recently filed Form 8-K reports and recent press releases.

Properties, page 33

Please update the disclosure to reflect the information contained in the company's Form 8-K dated October 17, 2006 regarding the lease agreement entered into with GPO Riverbend LLC. Include the material terms of the agreement.

Part II – Item 26

Please expand this item to include the offering to your warrant holders.

Form 10-QSB Amendment for the quarterly period ended June 30, 2006

Item 3. Controls and Procedures, page 3

We have reviewed your revised disclosure in response to comment 6 in the letter dated September 11, 2006 noting the company has concluded the disclosure controls and procedures are still effective and the error is not indicative of inadequate disclosure controls and procedures. This conclusion appears to be inconsistent with the disclosure provided on page 19 of the SB-2 which states that the Chief Executive Officer and Chief Financial has determined that the disclosure controls and procedures could be strengthened. Please clarify and revise.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Angela Halac at (202) 551-3398 with any accounting related questions, and Janice McGuirk at (202) 551-3395 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Jeremy D. Glaser, Esq.
       via fax (858) 720-5125